						Exhibit 12.1
						7/30/2009
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008
and the year to date June 30, 2009

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2004	2005	2006	2007	2008	2009
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$131,299	$121,915	$131,840	$137,594	$136,042	$64,861
Interest expense, net of amounts capitalized	13,724	13,828	18,639	18,158	17,978	11,016
Distributions on mandatorily redeemable preferred securities	630	0	0	0	0	0
AFUDC - Debt funds	0	0	0	12	229	117
Earnings as defined	$145,653	$135,743	$150,479	$155,764	$154,249	$75,994

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$9,067	$10,490	$11,808	$12,441	$15,467	$9,846
Interest on affiliated loans	2,218	3,284	3,882	4,095	730	32
Interest on interim obligations	0	437	1,425	0	0	0
Amort of debt disc, premium and expense, net	1,080	1,111	1,060	1,055	1,204	691
Other interest charges	1,359	(1,494)	464	579	806	564
Distributions on mandatorily redeemable preferred securities	630	0	0	0	0	0
Fixed charges as defined	$14,354	$13,828	$18,639	$18,170	$18,207	$11,133

RATIO OF EARNINGS TO FIXED CHARGES	10.15	9.82	8.07	8.57	8.47	6.83